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                                                                    Exhibit 99.2

Michael Foods, Inc. press release dated July 22, 1994.


MICHAEL FOODS PREVAILS IN PAPETTI APPEAL

MINNEAPOLIS, July 22 -- Michael Foods, Inc. announced today that the United States Court of Appeals for the Federal Circuit affirmed the decisions by the United States District Court for the District of New Jersey which upheld the validity and enforceability of the ultrapasteurization patents and found that the patents had been infringed by Papetti's Hygrade Egg Products, Inc. Michael Foods is the exclusive licensee, and North Carolina State the patent holder, of patents covering the ultrapasteurization of liquid whole eggs (Easy Eggs-TR-). The Court of Appeals ruled that "... the District Court correctly determined that there were no genuine issues of material fact and that Michael was entitled to judgment as a matter of law."

In its decision, the Court of Appeals noted that it reviewed the District Court's entry of summary judgment DE NOVO, or from the beginning, and concluded "... that the court correctly entered summary judgment in favor of Michael ..."

The Court of Appeals also noted that it reviewed the issue of obviousness and concluded that "... the record could not support a finding that the claimed invention would have been obvious." Michael Foods' evidence was found to be "... compelling and essentially uncontroverted."

Further, the Court of Appeals noted that "... the PTO (U.S. Patent and Trademark Office) concluded that the claimed invention was CLEARLY A BREAKTHROUGH and a REVOLUTIONARY DISCOVERY WHICH IS EXACTLY THE TYPE WORTHY OF PATENT PROTECTION."

Chief Executive Officer Gregg A. Ostrander commented, "We are gratified that our position was upheld on appeal. We believe this event bodes well for the continued growth of our Easy Eggs -TR- product and sends a clear message to the industry as to the strength of our patent protection."

Counsel to the Company expects to move for a conclusion to damages discovery in the District Court and anticipates that a trial to determine the amount of damages due the Company and the patent holder from Papetti's illegal activity may be concluded by Spring 1995.

Michael Foods is a diversified food processor and distributor with particular interests in egg products, refrigerated grocery products, frozen and refrigerated potato products, specialty dairy products and refrigerated soups and salads. Principal subsidiaries include



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M .G. Waldbaum Company, Crystal Farms Refrigerated Distribution Company,
Northern Star Co., Kohler Mix Specialties, Inc., and Sunnyside Vegetable Packing, Inc.

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7-22-94